SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS PAGE NUMBER

Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator of the
Chemed/Roto-Rooter Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year), Reportable Transactions, and Delinquent Participant Contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, OH
June 25, 2007

4000 Smith Road
Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 32,582,878	$ 27,860,688
Mutual funds:		
Merrill Lynch Institutional Fund	10,829,472	8,576,154
BlackRock Fundamental Growth Fund	10,815,205	10,739,909
JP Morgan Core Bond Fund	8,406,087	6,314,681
ING International Value Fund	7,647,901	5,122,428
Alger Mid Cap Growth Fund	5,381,991	5,357,153
BlackRock Equity Dividend Fund	4,891,800	3,492,395
MFS Total Return Fund	4,414,323	3,644,782
Wells Fargo Advantage Short Duration Government Bond Fund	3,867,566	3,239,240
Goldman Sachs Mid Cap Value Fund	3,430,328	2,263,279
Oppenheimer International Small Company Fund	1,649,389	580,898
Oakmark Equity & Income Fund	1,603,617	1,089,595
Dreyfus Premium Small Cap Value Fund	1,473,209	1,118,228
Seligman Communications and Information Fund	1,133,479	903,491
UBS U.S. Small Cap Growth Fund	1,006,384	802,072
BlackRock Pacific Fund	583,985	256,494
JP Morgan Dynamic Small Cap Fund	-	2,989
Common/collective trust:		
Merrill Lynch Equity Index Trust	7,631,742	6,608,724
Loan Fund	3,632,445	3,377,184
Total investments	110,981,801	91,350,384
Receivables:		
Employer contributions	2,032,223	1,704,004
Participant contributions	462,139	437,003
Accrued interest and dividends	26,551	16,241
Total receivables	2,520,913	2,157,248
Cash	37,712	25,166
Total assets	113,540,426	93,532,798
Liabilities:		
Accrued expenses	1,532	4,220
Net assets available for benefits	$ 113,538,894	$ 93,528,578

The accompanying notes are an integral part of these financial statements

Chemed/Roto-Rooter

Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2006
Additions to net assets attributed to:	
Investment income:	
Net depreciation in fair value of investments	$ (9,630,038)
Interest and other income	3,474,418
	(6,155,620)
Contributions:	
Employer	4,304,155
Participant	6,369,001
Rollovers	350,384
	11,023,540
Receipt of assets from Chemed Corporation Employee Stock Ownership Plan I (Note 4)	28,482,842
Total additions	33,350,762
Deductions from net assets attributed to:	
Benefits paid to participants	13,300,326
Administrative expenses	40,120
Total deductions	13,340,446
Increase in net assets	20,010,316
Net assets available for benefits:	
Beginning of year	93,528,578
End of year	$ 113,538,894

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

1. General Description of the Plan

Overview and Eligibility
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 94% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2006, the IRC limit on before-tax contributions was $15,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions to the Plan on the first 6% of employees' basic contribution ("Matching Contribution").

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $220,000 for the Plan year ended December 31, 2006. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future Matching Contributions to the Plan. During 2006, $636,541 of forfeitures was used to reduce the Matching Contribution. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: Merrill Lynch Institutional Fund, Wells Fargo Advantage Short Duration Government Bond Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, BlackRock Fundamental Growth Fund, Merrill Lynch Equity Index Trust, Alger Mid Cap Growth Fund, ING International Value Fund, BlackRock Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Dreyfus Premium Small Cap Value Fund, Seligman Communications and Information Fund, UBS U.S. Small Cap Growth Fund, Oppenheimer International Small Company Fund and BlackRock Pacific Fund. The Chemed Corporation Stock Fund is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal for participants under age 59½ years of before-tax contributions in cases of demonstrated "financial hardship", as defined by the Plan documents.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair market value for shares of mutual funds, common/collective trust and common stock. Participant loans are stated at amortized cost. Market values are determined principally from quoted market values for all investments. Cost is determined using the weighted average cost of securities owned.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment appreciation (depreciation)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation (depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties

The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with section 401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

4. Receipt of Assets

Effective March 1, 2006, the Chemed Corporation Employee Stock Ownership Plan I assets totaling $28,482,842 were merged into the Chemed/Roto-Rooter Savings & Retirement Plan. The maturation of the ESOP I loan occurred on December 31, 2005. Subsequently, a decision was made to merge the two plans.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500.

	December 31,	
	2006	**2005**
Net assets available for benefits per the financial statements	$ 113,538,894	$ 93,528,578
Amounts allocated to withdrawing participants	(21,007)	-
Net assets available for benefits per the Form 5500	$ 113,517,887	$ 93,528,578

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2006 to Form 5500.

Benefits paid to participants per the financial statements	$ 13,300,326
Add: Amounts allocated to withdrawing participants at December 31, 2006	21,007
Less: Amounts allocated to withdrawing participants at December 31, 2005	-
Benefits paid to participants per Form 5500	$ 13,321,333

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, 2006, but not yet paid as of that date.

6. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,					
		2006			2005	
Chemed Corporation common stock, 881,095 and 560,803 shares, respectively	$	32,582,878	*	$	27,860,688	*
Merrill Lynch Institutional Fund, 10,829,472 and 8,576,154 shares, respectively		10,829,472			8,576,154	
BlackRock Fundamental Growth Fund, 543,205 and 560,831 shares, respectively		10,815,205			10,739,909	
JP Morgan Core Bond Fund, 794,526 and 594,043 shares, respectively		8,406,087			6,314,681	
ING International Value Fund, 371,618 and 286,489 shares, respectively		7,647,901			5,122,428	
Merrill Lynch Equity Index Trust, 71,019 and 71,023 shares, respectively		7,631,742	**		6,608,724	**
Alger Mid Cap Growth Fund, 317,897 and 320,404 shares, respectively		5,381,991	***		5,357,153	

* Participant and nonparticipant-directed
** Denotes common/collective trust
*** Investment represents less than 5% of the Plan's net assets at the specified date

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(9,630,038) as follows:

Mutual Funds	$	3,013,448
Common/collective trust		987,446
Common stock		(13,630,932)
	$	(9,630,038)

7. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2006	December 31, 2005
Chemed Stock Fund *	$ 32,582,878	$ 27,860,688

	Year Ended December 31, 2006
Changes in Chemed Stock Fund *:	
Contributions	$ 1,380,601
Interest and dividends	247,221
Net depreciation	(13,630,932)
Transfer of assets	27,565,603
Benefit payments and expenses	(4,619,149)
Transfers to participant-directed investments	(6,221,154)
	$ 4,722,190

* Includes both participant and nonparticipant-directed investments; nonparticipant-directed investments become participant directed after at least 5 years of Plan participation and upon attainment of age 50 or having portion that is in excess of 50% of participant's total account balance.

8. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2006 and 2005 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2006 for investment management services.

9. Plan Amendments

Effective January 1, 2007, the Plan was amended such that participants with more than three years of service may elect to transfer a third of their Chemed Corporation Stock Fund balance acquired before January 1, 2007, to any other fund offered by the Plan, each year over the next three years. Any Chemed stock purchased subsequent to December 31, 2006, may be transferred from the Chemed Corporation Stock Fund to any other fund offered by the Plan without limitation. Participants who have attained age 55 and completed three years of service prior to January 1, 2006 are not subject to the transition rules.

Effective April 1, 2006, after having been a participant in the Plan for at least five years, a participant may elect to transfer that portion of his or her vested employer contribution account that is in excess of 50% of his or her total account balance from the Chemed Corporation Stock Fund to any other fund offered by the Plan. Prior to April 1, 2006, participants were restricted from diversifying their Chemed stock holdings until age 50.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)*
December 31, 2006 **Schedule I**

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
**	Chemed Corporation	Common Stock	$ 17,526,958	$ 32,582,878
**	Merrill Lynch	Institutional Fund		10,829,472
**	BlackRock	Fundamental Growth Fund		10,815,205
	JP Morgan	Core Bond Fund		8,406,087
	ING	International Value Fund		7,647,901
**	Merrill Lynch	Equity Index Trust		7,631,742
	Alger	Mid Cap Growth Fund		5,381,991
**	BlackRock	Equity Dividend Fund		4,891,800
	MFS	Total Return Fund		4,414,323
	Wells Fargo Advantage	Short Duration Government Bond Fund		3,867,566
	Goldman Sachs	Mid Cap Value Fund		3,430,328
	Oppenheimer	International Small Company Fund		1,649,389
	Oakmark	Equity & Income Fund		1,603,617
	Dreyfus	Premium Small Cap Value Fund		1,473,209
	Seligman	Communications and Information Fund		1,133,479
	UBS	U.S. Small Cap Growth Fund		1,006,384
**	BlackRock	Pacific Fund		583,985
	Loan Fund	Loans to Participants, at rates ranging from 5.0% to 10.5%, and maturity dates from 1/07 to 11/16		3,632,445
	Total assets held for investment purposes			$ 110,981,801

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4j-
Schedule of Reportable Transactions *
For the Year Ended December 31, 2006 **Schedule II**

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net Gain or (loss)
Merrill Lynch	Chemed Corporation Common Stock							
	- 825 purchases	$ 40,923,034	N/A	N/A	$ -	$ 40,923,034	$ 40,923,034	$ -
	- 967 sales	N/A	$ 22,569,912	N/A	-	15,347,430	22,569,912	7,222,482

* This schedule reports those assets purchased and/or sold during the current period that are in excess of 5% of the fair market value of assets as required by ERISA Section 2520.103-6 and IRS Form 5500, Schedule H, Line 4j.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4a-
Schedule of Delinquent Participant Contributions
December 31, 2006

Schedule III

	Total that Constitute Nonexempt Prohibited Transaction			
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contribution Pending Corrected in VFCP	Total Fully Corrected under VFCP and PTE 2002-5
$ 740	$ -	$ 740	$ -	$ -

EXHIBIT I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 25, 2007, accompanying the financial statements and supplemental information of Chemed/Roto-Rooter Savings and Retirement Plan on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712, effective April 27, 1990).

Grant Thornton LLP

Cincinnati, Ohio
June 25, 2007

END